File No. 70-_____

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________________________

FORM U-1
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APPLICATION OR DECLARATION

under the

PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

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AMERICAN ELECTRIC POWER COMPANY, INC.
1 Riverside Plaza, Columbus, Ohio 43215

COLUMBUS SOUTHERN POWER COMPANY
1 Riverside Plaza, Columbus Ohio 43215

(Name of company or companies filing this statement
and addresses of principal executive offices)

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AMERICAN ELECTRIC POWER COMPANY, INC.
1 Riverside Plaza, Columbus, Ohio 43215
(Name of top registered holding company
parent of each applicant or declarant)

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John B. Keane, General Counsel
AMERICAN ELECTRIC POWER SERVICE CORPORATION
1 Riverside Plaza, Columbus, Ohio 43215
(Name and address of agent for service)

ITEM 1. DESCRIPTION OF THE PROPOSED TRANSACTIONS

Columbus Southern Power Company ("CSP") is a wholly-owned subsidiary of American Electric Power Company, Inc., a registered holding company under the Public Utility Holding Company Act of 1935 (the “Act”). Public Service Enterprise Group, Incorporated ("PSE") is a corporation organized and existing under the laws of the State of New Jersey. PSEG Power LLC is a wholly owned subsidiary of PSE organized and existing under the laws of the State of Delaware (together with PSE, “PSEG”).

CSP (organized in Ohio in 1937, the earliest direct predecessor company having been organized in 1883) is engaged in the generation, transmission and distribution of electric power to approximately 707,000 retail customers in Ohio, and in supplying and marketing electric power at wholesale to other electric utilities, municipalities and other market participants. At December 31, 2004, CSP had 1,150 employees. CSP’s service area is comprised of two areas in Ohio, which include portions of twenty-five counties. One area includes the City of Columbus and the other is a predominantly rural area in south central Ohio. Among the principal industries served are food processing, chemicals, primary metals, electronic machinery and paper products. In addition to its AEP System interconnections, CSP also is interconnected with several unaffiliated utility companies. CSP integrated into PJM on October 1, 2004.

CSP proposes to purchase the Waterford Energy Center, a natural-gas fired combined cycle power plant with a nominal generating capacity of 821 megawatts (the "Facility"), from PSEG. The Facility is currently an Exempt Wholesale Generator (“EWG”) as defined by the Act and is located in southeastern Ohio. The Facility began commercial operation in August 2003. The purchase will be pursuant to the Purchase and Sale Agreement dated as of May 24, 2005 between CSP and PSEG (the "Purchase Agreement"). The Purchase Agreement contemplates the purchase and sale of assets comprising the Facility, rather than the securities representing PSEG’s ownership interest. At the closing, which is currently expected to occur in the third quarter of 2005, PSEG will sell and transfer to CSP and CSP will purchase from PSEG, substantially all of the assets and related liabilities associated with the Facility, and PSEG will deliver such assets and related liabilities to CSP free and clear of any mortgage, lien or other security interest with respect to PSEG's ownership interest in the Facility.

The purchase price for the Facility at the closing will be $220,000,000 (the "Purchase Price"). The Purchase Price resulted from arms-length negotiations between CSP and PSEG. CSP engaged an investment banker that advised CSP in valuing the facility. The Purchase Price is subject to a number of customary adjustments at or following closing. Adjustments may result from state and local property taxes payable and other items. PSEG will adjust the Purchase Price after the closing to account for any necessary true-ups and inform CSP of any amounts to be reimbursed to CSP or any amounts owed by CSP with respect to the Purchase Price.

Pursuant to the Interconnection and Operation Agreement between PSEG and American Electric Power Service Corporation (the service company affiliate of CSP) dated as of October 20, 2000 (the “Interconnection Agreement”), the Facility is interconnected with the transmission grid owned by CSP and its public utility affiliates. At closing, all of PSEG’s rights and obligations under the Interconnection Agreement will be assigned to CSP. Following the closing, the Facility will be fully integrated with the coordinated operations of the AEP electric public utility system. Upon transfer to CSP, the Facility will no longer be an EWG.

ITEM 2. FEES, COMMISSION AND EXPENSES

The fees and expenses to be paid or incurred in connection with the proposed transactions will be filed by amendment.

ITEM 3. APPLICABLE STATUTORY PROVISIONS

The proposed purchase by GPC from FPC is subject to Sections 9(a)(1) and 10 of the Act. The proposed transaction will be carried out in accordance with the procedures specified in Rule 23, pursuant to an order of the Commission with respect thereto.

Rule 54 Compliance

The proposed transaction is also subject to Rule 54. Rule 54 provides that, in determining whether to approve the issue or sale of any securities for purposes other than the acquisition of any “exempt wholesale generator” (“EWG”) or “foreign utility company” (“FUCO”) or other transactions unrelated to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of subsidiaries of a registered holding company that are EWGs or FUCOs if the requirements of Rule 53(a), (b) and (c) are satisfied. Under Rule 53(a), the Commission shall not make certain specified findings under Sections 7 and 12 in connection with a proposal by a holding company to issue securities for the purpose of acquiring the securities of or other interest in an EWG, or to guarantee the securities of an EWG, if each of the conditions in paragraphs (a)(1) through (a)(4) thereof are met, provided that none of the conditions specified in paragraphs (b)(1) through (b)(3) of Rule 53 exists. Set forth below is a discussion of the compliance with Rule 53 for AEP.

AEP consummated the merger with Central and South West Corporation, now AEP Utilities, Inc. (“CSW”), on June 15, 2000 pursuant to an order dated June 14, 2000 (HCAR No. 27186), which further authorized AEP to invest up to 100% of its consolidated retained earnings, with consolidated retained earnings to be calculated on the basis of the combined consolidated retained earnings of AEP and CSW (the “Rule 53(c) Order”).

AEP currently meets all of the conditions of Rule 53(a). At March 31, 2005, AEP’s “aggregate investment”, as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $211 million, or about 11% of AEP’s “consolidated retained earnings”, also as defined in Rule 53(a)(1), for the four quarters ended March 31, 2005 ($1.62 billion).

In addition, AEP has complied and will continue to comply with the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) on the use of operating company personnel to render services to EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail rate regulatory commissions. Further, none of the circumstances described in Rule 53(b)(1) or (3) has occurred or is continuing.

Applicant respectfully submits that AEP meets the requirements of Rule 53(c). If the effect of the capitalization and earnings of EWGs and FUCOs in which AEP has an ownership interest upon the AEP holding company system were considered, there would be no basis for the Commission to withhold or deny approval for the proposal made in this Application-Declaration. The action requested in the instant filing would not, by itself, or even considered in conjunction with the effect of the capitalization and earnings of AEP's EWGs and FUCOs, have a material adverse effect on the financial integrity of the AEP system, or an adverse impact on AEP's Public Utility Subsidiaries, their customers, or the ability of state commissions to protect such public utility customers. The Rule 53(c) Order was predicated, in part, upon an assessment of AEP’s overall financial condition which took into account, among other factors, AEP’s consolidated capitalization ratio and the growth trend in AEP retained earnings.

As of December 31, 1999, the most recent period for which financial statement information was evaluated in the 53(c) Order, AEP’s consolidated capitalization (including CSW on a pro forma basis) consisted of 37.3% common and preferred equity, 61.3% debt and $335 million principal amount of certain subsidiary obligated mandatorily redeemable preferred securities of subsidiary trusts holding solely junior subordinated debentures of such subsidiaries (“Trust Preferred Securities”) representing 1.4%.

As of March 31, 2005, AEP’s consolidated capitalization consisted of 59.8% debt, 40.2% common and preferred equity (consisting of common stock representing 39.9% and $61 million principal amount of preferred stock representing 0.3%).

None of AEP’s Utility Subsidiaries or their customers will be adversely impacted by the requested relief.

The ratio of common equity to total capitalization, net of securitization debt, of each of the Utility Subsidiaries will continue to be maintained at not less than 30% (except for TCC which will maintain 25% so long as securitization bonds are outstanding). In addition, each of the Utility Subsidiaries is subject to regulation by one or more state commissions that are able to protect utility customers within their respective states.

Since the date of the Rule 53(c) Order, there has been an increase in AEP’s consolidated equity capitalization ratio. In addition, the Public Utility Subsidiaries, which will have a significant influence on the determination of the AEP corporate rating, continue to show strong financial statistics as measured by the rating agencies.

As of December 31, 1999, Standard and Poor’s (“S&P”) rating of secured debt for AEP’s operating subsidiaries was as follows: Appalachian Power Company, A; Columbus Southern Power Company, A-; Indiana Michigan Power Company, A-; Kentucky Power Company, A; Ohio Power Company, A-; AEP Texas Central Company (formerly Central Power and Light Company), A; Public Service Company of Oklahoma, AA-; Southwestern Electric Power Company, AA-; and AEP Texas North Company, A. AEP did not have a long-term debt rating as of December 31, 1999.

As of March 31, 2005, S&P’s rating of unsecured debt for AEP’s operating subsidiaries was as follows: Appalachian Power Company, BBB; Columbus Southern Power Company, BBB; Indiana Michigan Power Company, BBB; Kentucky Power Company, BBB, Ohio Power Company, BBB, AEP Texas Central Company (formerly Central Power and Light Company), BBB; Public Service Company of Oklahoma, BBB; Southwestern Electric Power Company, BBB; and AEP Texas North Company (formerly, West Texas Utilities Company), BBB. S&P’s rating of AEP’s unsecured debt was BBB as of March 31, 2005.

ITEM 4. REGULATORY APPROVAL

The purchase and sale of the Facility is not subject to the jurisdiction or other review by The Public Utilities Commission of Ohio, as generation facilities have been deregulated by law in Ohio. The purchase and sale of the transmission assets related to the Facility are subject to the jurisdiction of the Federal Energy Regulatory Commission (“FERC”). CSP will be submitting its application to the FERC. (Exhibit B-2). The transfer of communication licenses from PSEG to CSP will require the approval of the Federal Communications Commission (“FCC”). (Exhibit B-3). The proposed transaction is not subject to the jurisdiction of any federal commission other than the FERC and FCC, as aforesaid, and the Securities and Exchange Commission.

The approval of the U.S. Department of Justice under the Hart-Scott-Rodino Act (“HSR”) will be required for the proposed purchase and sale of the Facility. CSP expects to submit its HSR filing in June 2005.

ITEM 5. PROCEDURE

It is requested that the Commission’s order granting this Application or Declaration be issued on or before August 1, 2005. There should be no recommended decision by a hearing or other responsible officer of the Commission and no 30-day waiting period between the issuance of the Commission’s order and its effective date. Applicant consent to the Division of Corporate Finance assisting in the preparation of the Commission’s decision and order in this matter, unless the Division opposes the Transaction covered by this Application or Declaration.

ITEM 6. EXHIBITS AND FINANCIAL STATEMENTS

(a) Exhibits:

B-1	Purchase and Sale Agreement dated May 24, 2005, by and between CSP and PSEG (filed with request for confidential treatment)

B-2      FERC Application (to be filed by amendment)

B-3      FCC Application (to be filed by amendment)

F         Opinion of Counsel (to be filed by amendment)

(b) Financial statements:

Consolidated balance sheets as of March 30, 2005 and consolidated statements of income for the quarter ended March 30, 2005 of CSP. (Incorporated by reference from CSP ‘s Form 10-Q for the quarter ended March 30, 2005, File No. 0-346.)

ITEM 7. INFORMATION AS TO ENVIRONMENTAL EFFECTS

As described in Item 1, the proposed transactions are of a routine and strictly financial nature in the ordinary course of AEP’s business and the Commission’s action in this matter will not constitute any major federal action significantly affecting the quality of the human environment.

No other federal agency has prepared or is preparing an environmental impact statement with regard to the proposed transactions.

SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

COLUMBUS SOUTHERN POWER COMPANY

/s/ Thomas G. Berkemeyer
Assistant Secretary

Dated: June 24, 2005